                                                     File No. __________________



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                             UTILITY PIPELINE, LTD.
                             ----------------------
                                (Name of company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                 Claimant, Utility Pipeline, Ltd. ("UPL"), a pipeline construction and management company, is organized in the State of Ohio and headquartered in North Canton, Ohio.

                On March 14, 2002, the Public Utilities Commission of Ohio approved UPL's purchase of the common stock of Northern Industrial Energy Development Corporation, Inc. ("NIED"), a natural gas public utility organized in the State of Ohio and headquartered in New Concord, Ohio.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                UPL owns all of the capital stock of NIED. UPL does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

                NIED owns approximately 95 miles of natural gas distribution pipeline and related compressors, regulators, metering stations, pipeline easements and rights of way, and real and personal property used or useful in NIED's natural gas distribution business, all of which is located within the State of Ohio. NIED does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  UPL:  None.

                  NIED: 148,975 Mcf. sold
                        1,207,072 Mcf. transported


         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                  UPL:  None.

                  NIED: None.


         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                  UPL:  None.

                  NIED: None.


         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                  UPL:  None.

                  NIED: None.


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  N/A

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  N/A

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                  N/A

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  N/A

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  N/A


                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

         Attached.


                                    EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                  N/A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.

                                                UTILITY PIPELINE, LTD.
                                        ---------------------------------------
                                                (Name of claimant)

                                        By/Title: /s/  David J. Eigel, President
                                                  -----------------------------



Name, title, and address of person to whom notices and correspondence concerning this statement should be addressed:

         M. Howard Petricoff, Esq.
                  -or-
         James H. Gross, Esq.
         Vorys, Sater, Seymour and Pease LLP
         52 East Gay Street
         P.O. Box. 1008
         Columbus, Ohio 43216-1008

         Telephone:  (614) 464-6400
         Facsimile:  (614) 464-6350

         Counsel for Utility Pipeline, Ltd.

                                    EXHIBIT A



   Consolidated Income Statement...................................... A1

   Consolidated Balance Sheet......................................... A2

                             UTILITY PIPELINE, LTD.
                            Income Statement (EBITDA)
                       For the Period 1/1/04 to 12/31/04



                                                                         Total
                                                                 ------------------------

INCOME
   Revenues:
   Gas Cost Recovery                                             $ 3,732,014         56.6%
   Throughput Fees                                                 2,068,914         31.4%
   Service Fees                                                      656,527         10.0%
   Surcharges and commissions                                         98,390          1.5%
   Other revenues                                                     38,798          0.6%
                                                                 -----------        -----
TOTAL INCOME                                                       6,594,643        100.0%
COST OF GOODS SOLD
   Gas Cost                                                      $ 3,517,220         53.3%
   Direct operating costs                                            597,289          9.1%
                                                                 -----------        -----
GROSS MARGIN                                                       2,480,134         37.6%
                                                                 ===========        =====

SELLING, GENERAL & ADMINISTRATIVE                                  1,174,671         17.8%
                                                                 -----------        -----
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION & AMORTIZATION         1,305,463         19.8%
(EBITDA)
AMORTIZATION & DEPRECIATION
   Deferred Cost Amortization                                        493,786          7.5%
   Depreciation                                                       67,422          1.0%
                                                                 -----------        -----
TOTAL AMORTIZATION & DEPRECIATION                                    561,208          8.5%
                                                                 -----------        -----
EARNINGS BEFORE INTEREST & TAX (EBIT)                                744,255         11.3%
INTEREST INCOME                                                       12,704          0.2%
INTEREST EXPENSE                                                    (473,390)        -7.2%
INCOME TAX EXPENSE                                                   (12,640)        -0.2%
                                                                 -----------        -----
NET INCOME                                                       $   270,929          4.1%
                                                                 ===========        =====


                                       A1

                      UTILITY PIPELINE, LTD. AND SUBSIDIARY
                          CONSOLIDATING BALANCE SHEETS
                                December 31, 2004

                                     Assets


                                                             Dec-04
                                                          Consolidated
                                                          -------------
Current assets:
  Cash and cash equivalents                               $ 4,042,521
  Accounts receivable, trade                                2,549,290
  Inventories                                                  29,810
  Prepaid expenses                                            303,924
  Deferred Tax Asset                                            4,000
  Note receivable, Intercompany                                    --
                                                          -----------

                       Total current assets                 6,929,545
                                                          -----------

Property and equipment:
  Utility Plant                                             1,767,755
  Land & Buildings                                             57,270
  Furniture and fixtures                                      222,413
  Equipment                                                   232,772
  Leasehold improvements                                       10,146
                                                          -----------

                                                            2,290,356
  Less accumulated depreciation                               422,361
                                                          ===========

                       Total property and equipment         1,867,995
                                                          -----------

Other assets:
  Other receivable                                             24,692
  Deferred costs                                           19,580,874
  Intercompany receivable                                          --
  Goodwill                                                    404,785
  Deferred financing costs, net of amortization               532,373
                                                          -----------

                       Total other assets                  20,542,724
                                                          -----------

                       Total assets                       $29,340,264
                                                          ===========

                                      A2

                      UTILITY PIPELINE, LTD. AND SUBSIDIARY
                     CONSOLIDATING BALANCE SHEETS, Continued
                                December 31, 2004


                       Liabilities & Stockholders' Equity


                                                      Dec-04
                                                   Consolidated
                                                   ------------
Current liabilities:
   Accounts payable, trade                         $ 1,427,339
   Accounts payable, intercompany                       23,258
   Accrued and withheld payroll taxes                    8,321
   Accrued expenses                                    175,488
   Notes Payable                                     2,670,833
                                                   -----------


      Total current liabilities                      4,305,239
                                                   ===========

Long-term liabilities:
   Notes Payable                                     8,530,451
   Deferred Tax Liability                              154,000
                                                   -----------

      Total long-term liabilities                    8,684,451
                                                   ===========

Members' equity                                     16,350,574
                                                   -----------

       Total liabilities and members' equity       $29,340,264
                                                   ===========



                                       A3